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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          QUARTERLY FILING CERTIFICATE

                      PURSUANT TO ORDER GRANTING EXEMPTIONS
                              UNDER SECTION 3(b) TO
                        FOREIGN PUBLIC UTILITY COMPANIES
                     Release No 35-27497; File No. 70-10013

                              ---------------------

                             DUKE ENERGY CORPORATION

                              526 S. Church Street
                         Charlotte, North Carolina 28202
                (Name of the company filing this certificate and
                   address of its principal executive office)

                              ---------------------

                                Myron L. Caldwell
                               Vice President and
                                    Treasurer
                             Duke Energy Corporation
                              526 S. Church Street
                         Charlotte, North Carolina 28202
                     (Name and address of agent for service)

                        Please also submit copies of all correspondence to:

                               Robert T. Lucas III
                             Duke Energy Corporation
                             422 South Church Street
                      Charlotte, North Carolina 28201-1244

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

By order issued March 8, 2002, the Commission granted the application of Duke Energy Corporation ("Duke Energy") under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission's order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

                                  CERTIFICATE

The undersigned officer of Duke Energy Corporation hereby certifies as follows:

1. The following table shows Duke Energy's total capitalization as of June 30, 2004

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Capitalization (in millions of dollars)
--------------------------------------------------------------------------------
                                                                  June 30, 2004
                                                                  -------------
  Notes Payable and Commercial Paper                                  $   437
  Long-Term Debt (including current portion)                           20,716
  Preferred and Preference Stock                                          134
  Minority Interests                                                    1,674
  Total Common Stock Equity                                            14,555
                                                                      -------
Total Capitalization                                                  $37,516
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2. As of August 1, 2004, Duke Energy's senior unsecured debt ratings were Baa1 from Moody's Investors Service, Inc., and BBB from Standard & Poor's Rating Service, a division of The McGraw-Hill Companies, Inc.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 27th day of August, 2004.


                                               /s/ Myron L. Caldwell
                                               ---------------------------------
                                               Myron L. Caldwell
                                               Vice President and Treasurer

                                               Respectfully submitted,
                                               DUKE ENERGY CORPORATION


                                               By: /s/ Robert T. Lucas III
                                                   -----------------------------
                                                   Robert T. Lucas III
                                                   Assistant Secretary

Dated: August 27, 2004